MINEFINDERS CORPORATION LTD.

United States Securities and Exchange Commission

100 F Street N.E.

Stop 7010

Washington, DC

USA 20549	August 10, 2007

Attn:	Jill S. Davis
Branch Chief

Cc:	Kevin Stertzel
Division of Corporate Finance

Re:	Minefinders Corporation Ltd.

Form 40-F for fiscal year ended December 31, 2006

Filed March 29, 2007

File # 1-31586

Ms. Davis,

With respect to your facsimile comment letter dated August 2, 2007 and your closing comments on page 4 of such letter, I hereby request an extension of the 10 day period to respond. This extension will allow for us to complete and file our second quarter financial statements in a timely manner and provide a considered response to your comment letter. We expect to provide you with a response to your comments on August 30, 2007.

Please call me should you have any questions regarding this extension.

Regards,

/s/ Greg Smith

Greg Smith

Chief Financial Officer

greg@minefinders.com

Minefinders Corporation Ltd.